Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Restated)

For the three-month periods ended March 31, 2021 and 2020

November 15, 2021

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS FOR THE CORRECTION OF AN OVERSTATEMENT OF ACCOUNTS RECEIVABLE AND PROPERTY AND EQUIPMENT	3

NON-GAAP MEASURES	4

FORWARD-LOOKING STATEMENTS	4

OVERVIEW	6

SUMMARY OF FACTORS AFFECTING OUR PERFORMANCE	6
Number of Clinics	6
Competition	7
Industry Trends	7

HOW WE ASSESS THE PERFORMANCE OF OUR BUSINESS	7
GAAP Measures	7
Non-GAAP Measures	9

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	9
Acquisition Activity	9
Newly Adopted Accounting Standards	10
Segments	10

RECENT DEVELOPMENTS	10
COVID-19	10
Government Payments	11
2025 Senior Notes	11
Investment in Artificial Intelligence Business	12
Issuance of RSUs and Stock Options	12
Subsequent Events	13

RESULTS OF OPERATIONS	16

SELECTED CONSOLIDATED BALANCE SHEET INFORMATION	18

LIQUIDITY AND CAPITAL RESOURCES	21
General	21
Lending Arrangements and Debt	22

CONTRACTUAL OBLIGATIONS	23

FINANCIAL INSTRUMENTS	23

OFF-BALANCE SHEET ARRANGEMENTS	24

SHARE INFORMATION	24

RELATED PARTY TRANSACTIONS	24

CRITICAL ACCOUNTING ESTIMATES	25
Accounts Receivable	25
Impairment of Goodwill and Long-Lived Assets	25
Income Taxes	26
Business Combinations	26

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	26
Identification of material weakness	27
Accounts Receivable	27
Capitalization Adjustments	27
Remediation of material weakness in internal control over financial reporting	28

RISK FACTORS	29

ADDITIONAL INFORMATION	50

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following restated management’s discussion and analysis dated November 15, 2021 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our restated condensed consolidated interim financial statements and related notes for the three-month period ended March 31, 2021 (the “Q1 2021 Financial Statements”). This MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Restatement of previously issued Consolidated Financial Statements for the correction of an overstatement of accounts receivable and property and equipment

At June 30, 2021, management determined that the accounts receivable balance would need to be reduced by net cumulative implicit price concessions of approximately $31.7 million at March 31, 2021. Accounts receivable are reported on a net realizable value, based on the amount expected to be collected from customers, which considers implicit price concessions. Implicit price concessions represent differences between amounts billed and the estimated consideration the Company expects to receive based on negotiated discounts, historical collection experience and other anticipated adjustments. The implicit price concessions impact was (i) a decrease of accounts receivable of $31.7 million, $28.9 million, $32.5 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, (ii) a decrease of goodwill of $9.6 million, $9.6 million and $3.7 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, and (iii) a decrease of revenue of $2.9 million and $3.1 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively. Refer to Note 4 of the Restated Consolidated Financial Statements as at March 31, 2021.

While performing its review of the interim financial statements for the quarter ended June 30, 2021, management identified costs associated with certain replacement components on equipment when repaired were capitalized and recorded in property and equipment in the Company’s consolidated balance sheets as of March 31, 2021 and prior periods. Management determined the costs of the replacement components should have been expensed as repairs and maintenance, rather than capitalized. The Company has made adjustments (“Capitalization Adjustments”) to correct these errors that have been reflected as a reduction to the carrying value of property and equipment (and the associated amounts of accumulated depreciation and depreciation expense), resulting in an increase in repairs and maintenance costs and a decrease in depreciation expense, which are both included in operating expenses.

The Capitalization Adjustments consisted of (i) a decrease of property and equipment, net of $17.6 million, $16.6 million and $13.1 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, (ii) an increase in the cost of operations of $2.1 million and $2.1 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively, (iii) a decrease in depreciation expense of $1.1 million and $0.7 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively, and (iv) a decrease to the loss on disposal of property and equipment of $nil and $0.1 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       3

The cumulative impact of the above-noted items, certain previously unadjusted immaterial items and the related tax impacts on shareholders’ equity as at March 31, 2021 was $58.2 million.

The changes in the implicit price concessions and Capitalization Adjustments are considered corrections of errors for accounting purposes and, as such, required a restatement of the financial statements for the three-month period ended March 31, 2021 and for the years ended December 31, 2020 and December 31, 2019. Due to these accounting errors, the Company’s management has concluded that material weaknesses in its internal controls over financial reporting existed for the three-month period ended March 31, 2021 and as at December 31, 2020 and December 31, 2019, and through the current date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A further description is included below under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting”.

Non-GAAP Measures

This MD&A makes reference to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”,

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       4

“expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	remediation and effectiveness of the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       5

disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate, or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of outpatient diagnostic imaging services in the United States. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders to help reduce unnecessary invasive procedures, determine the appropriate amount of care and minimize the cost for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography as well as other diagnostic or interventional radiology procedures.

We seek to develop leading positions in regional markets to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for long-term relationships with key payors, radiology groups and referring physicians. Our operations team is dedicated to meeting our standards of patient care, managing relationships with local physicians and payors, and improving profitability. We provide corporate training programs, standardized policies and procedures and share best practices among the physicians in our regional networks so that they can be implemented.

Our scalable and integrated operating platform supports our ability to drive organic growth, realize cost efficiencies and create value from integrating acquisitions. Strategic acquisitions and organic growth have helped us strengthen our position in core geographies.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve both organic and non-organic growth depends on many factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic and non-organic growth. The opening and success of new facilities is subject to many factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, among other factors, some of which are beyond Akumin’s control.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       6

The following table shows the number of Akumin diagnostic imaging facilities as at each given date:

	As at Mar 31, 2021	As at Dec 31, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017

Number of Diagnostic Imaging Facilities	127	127	129	96	74

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies and investors in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under GAAP. See “Non-GAAP Measures”.

GAAP Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•

Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Since the gap between payment and delivery of services to patients is generally expected to be less than one year, the Company does not adjust the service fee revenue for a significant financing component, as a practical expedient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, attorneys, and employers. Estimates of contractual allowances and the transaction price are based on the terms specified in the related contractual agreements, negotiated rates and historical and expected payment patterns. The Company estimates its expected reimbursement for patients based on the applicable contract terms and negotiated rates. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       7

•

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees, government grants and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

Other GAAP measures. The management also uses net income attributable to shareholders of Akumin in evaluating the performance of and assessing our business.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       8

Non-GAAP Measures

This MD&A makes reference to certain non-GAAP measures. For a discussion on how we utilize non-GAAP measures, see the section above under the heading “Non-GAAP Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable GAAP financial performance measure.

	(Restated)	(Restated)

(in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020

Net income (loss) attributable to shareholders of Akumin	(2,877)	(2,904)
Income tax provision (benefit)	65	988

Depreciation and amortization	4,490	4,274

Interest expense	8,368	7,463

EBITDA	10,046	9,821

Adjustments:

Stock-based compensation	427	593

Settlement costs (recoveries)	(24)	356

Acquisition-related costs	1,279	219

Operational financial instrument revaluation and other (gains) losses	90	(6,328)

Other financial instruments revaluation and other (gains) losses	(3,366)	4,571

Deferred rent expense (credit)(1)	445	675

Adjusted EBITDA	8,897	9,907

Revenue	63,963	68,170

Adjusted EBITDA Margin	14%	15%

Adjusted EBITDA	8,897	9,907

Less:

Depreciation and amortization	4,490	4,274

Interest expense	8,368	7,463

Sub-total	(3,961)	(1,830)

Effective tax rate(2)	23.9%	24.1%

Tax effect	(945)	(440)

Adjusted net income (loss) attributable to shareholders of Akumin	(3,016)	(1,390)

(1)	Based on note 8 of the Company’s Q1 2021 Financial Statements; Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       9

Newly Adopted Accounting Standards

Please refer to note 3 of the Q1 2021 Financial Statements for discussion of standards and interpretations that are issued, but not yet effective, up to the date of issuance of the condensed consolidated financial statements.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

COVID-19

Commencing during the three-month period ended March 31, 2020, and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic, with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non-essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected, to what extent containment measures will be applied, or the nature and timing of possible vaccinations. Imaging centers are healthcare facilities, and are generally considered an essential service with the expectation that they continue to operate during the pandemic. However, actions taken by government, referring physicians or individuals, in response to containment or avoidance of COVID-19 may impact a patient’s ability or decision to seek imaging services at a given time. Such actions may have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is the potential that certain non-urgent services that may be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or public health guidance or voluntarily by the patient. In addition, the COVID-19 pandemic may impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, we may incur incremental credit losses beyond what is currently expected, reduced revenue and income and asset impairments. See “Risk Factors” below.

The Company instituted several realignment and cost containment measures to respond to the drop in volume that resulted from the COVID-19 pandemic and related government orders. On March 23, 2020, the Company issued a press release to describe the realignment of its operational resources to dedicate certain imaging centers to focus on patients showing active symptoms of COVID-19 in an effort to better allocate resources and respond to public health needs associated with the COVID-19 pandemic.

The Company’s cost containment measures included the temporary closure of 17 of the Company’s imaging centers to consolidate volume to nearby centers and reduced operating hours at the remainder of its imaging centers, with highest number of centers closed in mid-April, 2020. At that same time, the Company furloughed or laid off nearly 29% of its workforce, reduced work hours for its hourly personnel and reduced salaries by up to 20%, as well as negotiated deferral of certain costs due to landlords and other vendors.

In light of the improving business environment for the Company, reflected by increases in relative-value-units (“RVUs”) volume in Q3 2020 and Q4 2020, without contribution from new acquisitions (please refer “Selected Financial Information” below), the Company gradually increased its workforce to Q1 2021 (though total personnel remained below pre-COVID-19 levels through to the end of Q1 2021). Effective January 1, 2021, all reduced salaries had been returned to

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       10

normal levels. Clinical operations have resumed to normal operating hours as patient volumes allow and substantially all of the clinics that had temporarily closed due to the COVID-19 pandemic have resumed normal operations. If the future economic or legislative environment related to the COVID-19 pandemic again leads to weakened business volume, the Company might re-institute cost containment measures similar to those described above in order to preserve its liquidity.

The Company did not alter its capital expenditure plans in 2020 and in Q1 2021 as a result of the pandemic in any material manner.

Since the start of the COVID-19 pandemic, the Company has increased the frequency of disinfecting its clinical areas, with a focus on “high touch” areas, procured increased inventories of personal protective equipment (such as masks, gowns, and gloves) and took precautions to follow guidance from the Centers for Disease Control (or CDC) and relevant state health departments in its clinics and corporate offices. To date, the Company has generally been able to procure enough personal protective equipment to meet its requirements.

As noted below (see “Recent Developments – 2025 Senior Notes”), in November 2020, the Company issued 7.0% fixed interest rate notes to refinance its variable interest rate long-term debt. This reduced interest rate risk for the Company which could have otherwise negatively affected the Company during the pandemic. As of March 31, 2021, the Company’s cost of capital has not been negatively affected due to COVID-19.

Finally, as further described below (see “Recent Developments – Government Payments”), the Company received grant funds in April 2020, December 2020 and April 2021 from Health and Human Services and advanced payments in April 2020 from Centers for Medicare and Medicaid Services, both of which were made available under U.S. federal government stimulus made available pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Government Payments

In April 2020, the Company received approximately $1.1 million under the first appropriation made by Health and Human Services (“HHS”) to Medicare providers pursuant to the CARES Act. Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4.1 million and in April 2021, the Company received an additional grant from the HHS of approximately $0.8 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so and has incurred expenses and experienced loss of revenue that are eligible to be reimbursed under these grants. The grants received are recorded in the consolidated statements of operations comprehensive income (loss) in the category “Other revenue”.

In April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (“CMS”). These payments are currently required to be repaid beginning one year after their receipt, being in or about April 2021, through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned.

2025 Senior Notes

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.00% senior secured notes due November 1, 2025 (the “2025 Senior Notes”). The net proceeds from this offering were used to repay in full the Company’s senior debt incurred by the Company in May 2019 primarily to help finance its acquisitions and settle previous loans, and the net derivative financial instrument liabilities and to pay related financing fees and expenses. The balance was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Company and each of its direct or indirect wholly owned subsidiaries, including professional service affiliates of the Company.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       11

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the “November 2020 Revolving Credit Agreement”) with BBVA USA, as administrative and collateral agent, to provide for a senior secured revolving credit facility in an aggregate principal amount of $55 million (the “November 2020 Revolving Facility”), with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The November 2020 Revolving Facility will mature on the date that is five years after the issue date (the “November 2020 Revolving Facility Maturity Date”); provided that, if more than $50 million in aggregate principal amount of notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

On February 11, 2021 the Company completed a private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes”). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes.

The Company has applied part of the net proceeds from the New Notes for acquisitions and expects to use the balance of the net proceeds for future acquisitions (see “Recent Developments – Subsequent Events” below), with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt. The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each wholly owned subsidiary of the Company, including professional service affiliates of the Company and the guarantors.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions. As of March 31, 2021, the Company had no drawdowns on the new revolving credit facility.

Investment in Artificial Intelligence Business

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million. The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted for common equity. The Company’s total investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target on a non-diluted basis. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events and certain assumptions, and the payment of approximately $0.4 million, would entitle the Company to acquire a further 2.4% interest in the target’s common equity.

Issuance of RSUs and Stock Options

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       12

Subsequent Events

a)

On November 2, 2020, the Company reached a settlement with the sellers of its Georgia business pursuant to the process contemplated by the purchase agreement for that business which valued the ADG Acquisition - Earn-out at approximately $9.4 million. In accordance with the terms of the purchase agreement between the parties, 50% of the value of ADG Acquisition - Earn-out (approximately $4.7 million) was paid within 5 business days after the value was finally determined, on November 9, 2020. The remaining balance was paid on May 10, 2021.

b)

On May 1, 2021, the Company acquired, through a subsidiary, six outpatient diagnostic imaging centers in Florida in six simultaneous transactions with related sellers, for aggregate cash consideration of approximately $34.6 million and share consideration of approximately $3.0 million through issuance of approximately 0.97 million common shares of the Company at a price of $3.09 per share based on the share price at the close of April 30, 2021 (the “Florida Acquisition”). Under the purchase agreements, the share consideration was based on a price of $4.00 per common share of the Company.

In addition, on May 1, 2021, the Company acquired a single clinic in South Florida.

In addition, effective June 1, 2021, the Company, through a subsidiary, acquired InMed Diagnostic Services of MA, LLC (“Akumin Massachusetts”). Akumin Massachusetts operates three imaging centers in Massachusetts focused on women’s health.

c)

On August 15, 2021, the Company announced that both management and its external auditors, Ernst & Young LLP, agreed that additional information and analysis was necessary to complete the interim financial report for the quarter ended June 30, 2021 and Ernst & Young’s review of such report and the production of this additional information and analysis would not be completed prior to the filing deadline of August 16, 2021. As a result, Akumin did not file such financial report, or the related management’s discussion and analysis and CEO and CFO certificates (such filings, collectively, the “Required Documents”) before the August 16, 2021 deadline and only filed the Required Documents on November 15, 2021.

The Company applied to the Ontario Securities Commission, its principal regulator, for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders (NP 12-203). The management cease trade order was granted on August 20, 2021. It restricts all trading by certain members of management in Akumin securities and will remain in force until two full trading days after the Company has filed the Required Documents.

In connection with its failure to file the Required Documents, and its inability to deliver the related compliance certificate under the 2020 Revolving Credit Agreement, the Company entered into an amendment and waiver with the lenders of the 2020 Revolving Credit Agreement on September 11, 2021 and a further amendment and waiver on October 22, 2021. Pursuant to the amendments and waivers, the lenders have waived any default related to the Company having not delivered the Required Reports to the lenders in accordance with the 2020 Revolving Credit Agreement until November 15, 2021. Further, until the Required Reports are delivered to the lenders, the amount available to draw under the 2020 Revolving Credit Facility was reduced from $55 million to $10 million.

d)

On August 9, 2021, the Company closed its offering of $375 million of aggregate principal amount of 7.5% senior secured notes due August 1, 2028 (the 2028 Senior Notes). The offering was completed by Akumin Escrow Inc., a wholly-owned subsidiary of the Company, in escrow. The proceeds of the offering were used to fund the acquisition of Alliance (as discussed below) and were released from escrow contemporaneously with the completion of that acquisition. Upon closing of the acquisition, the Company assumed all obligations of Akumin Escrow Inc., including all obligations due under the 2028 Senior Notes, and all assets of Akumin Escrow Inc. were liquidated to the Company.

The 2028 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices and Alliance and its wholly owned subsidiaries, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2025 Senior Notes and 2020 Revolving Facility.

The 2028 Senior Notes indenture is substantially similar to the indenture for the 2025 Senior Notes, except that the principal payment is due at maturity on August 1, 2028. Interest is accrued and payable every six months on February 1 and August 1, respectively, at a rate of 7.5% per annum.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       13

e)

On September 1, 2021, the Company acquired all of the issued and outstanding equity interests of Alliance, a leading national provider of radiology and oncology solutions to hospitals, health systems and physician groups, through a wholly-owned indirect subsidiary, for $820 million, subject to customary closing adjustments.

The purchase price for Alliance was funded with cash on hand, assumption of debt, equity issued to the seller, debt and equity commitments from Stonepeak (the “Stonepeak Financing”) and proceeds from the 2028 Senior Notes.

For the Stonepeak Financing, Stonepeak Magnet Holdings LP (‘Stonepeak Magnet”) purchased on September 1, 2021 $340,000 principal amount of unsecured notes of Akumin Corp., a wholly-owned indirect subsidiary of the Company (the “Stonepeak Notes”), together with warrants to purchase 17,114,093 common shares of Akumin (the “Stonepeak Warrants”) with a strike price of $2.98 per share and 3,500,000 common shares of the Company (the “Stonepeak Shares”) at a price of $2.98 per share for total consideration of $10,430. No consideration was paid for the Stonepeak Warrants. The Stonepeak Notes, Stonepeak Warrants, Stonepeak Shares, and additional draws were made available on the terms of the Series A Notes and Common Share Purchase Agreement dated June 25, 2021 between the Company, Akumin Corp., and Stonepeak Magnet.

14,223,570 common shares of the Company were issued to the seller of Alliance as part of the purchase price for Alliance at a price of $2.98 per share for aggregate consideration of $42,386.

For a three-year period following the closing, provided certain conditions are met, the Company will be permitted to draw up to an additional $349,570 from Stonepeak Magnet. Any such future subscription by Stonepeak Magnet will involve a further issuance of Stonepeak Notes and Stonepeak Warrants, in each case terms substantially similar to those issued upon closing of the Alliance acquisition; provided, however, that the number of additional Stonepeak Warrants would equal 20% of the dollar amount drawn by the Company divided by 120% of the 10-day volume weighted average price of the Company’s common shares ending on the trading day immediately prior to the earlier of the announcement or issuance of such Stonepeak Warrants, and the exercise price for such additional Stonepeak Warrants would be equal to that same volume weighted average price, subject to regulatory approval. The proceeds relating to any such future subscription would be used to finance the Company’s organic growth as well as future acquisition opportunities that are agreed to between the Company and Stonepeak Magnet.

At any time after seven years from the issuance date of the Stonepeak Notes, the Company may redeem such Stonepeak Notes, in whole or in part, by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%. To the extent that the Company has not redeemed any Stonepeak Notes by the eleventh anniversary of the issuance date of such Stonepeak Notes, the Company will be required to redeem: (a) 50% of such Stonepeak Notes on the eleventh anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%; and (b) the remaining balance by the twelfth anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%.

i)

In connection with the acquisition of Alliance, the Company granted to the seller of Alliance a right to nominate a single representative (the “Seller’s Nominee”) to the board of directors of the Company (the “Board”) for so long as such seller owns at least 50% of the shares of the Company issued to such seller at closing of the acquisition pursuant to the terms of a letter agreement dated September 1, 2021, subject to certain conditions, including applicable securities law and stock exchange rules.

Effective upon closing of the Alliance acquisition, the Company’s board of directors exercised its right in accordance with applicable corporate laws to increase the size of the board from five members to six and appointed the Seller’s Nominee to fill the vacancy until the next annual general meeting of the shareholders of the Company.

In addition, in connection with the Alliance acquisition, the Company agreed to convene a special meeting of its shareholders within 90 days (being no later than November 30, 2021) in order to obtain the approval of its shareholders for the appointment of three additional nominees to the Company’s board of directors. Such nominees are to consist of: (i) a nominee of Stonepeak Magnet pursuant to the terms of a board representation and observation rights agreement dated September 1, 2021 between the Company and Stonepeak Magnet; (ii) an executive director from Alliance; and (iii) an independent director of Alliance. Pursuant to a special resolution previously adopted by the shareholders of Akumin, the board of directors is empowered to determine the number of directors to be elected, which may vary from time to time, within the

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       14

stated minimum and maximum number set out in the Company’s articles of amalgamation, being between three and ten.

Further, upon closing of the Alliance acquisition, the board of directors of the Company confirmed that Riadh Zine was chairman of the board of directors and Stan Dunford became chairman emeritus, as well as the appointment of certain officers of the Company such that, effective as of September 1, 2021, the only officers of the Company were:

Name	Offices
Gina Bonica	General Counsel, Chief Risk Officer & Assistant Secretary
Matt Cameron	Chief Legal Officer & Corporate Secretary
Holly Huso	Enterprise Sales Officer
Richard Jones	President, Radiology
Prudence Kuai	Chief Information Officer
William Larkin	Chief Financial Officer
Rhonda Longmore-Grund	President & Co-Chief Executive Officer
Douglas McCracken	President, Oncology
Laurie Miller	Chief HR Officer
Rohit Navani	Executive Vice President & Chief Transformation Officer
Tracy Wiese	Chief Strategy & Marketing Officer
Riadh Zine	Chairman & Co-Chief Executive Officer

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       15

Results of Operations

(i)	Three-month period ended March 31, 2021 compared to three-month period ended March 31, 2020

The following tables summarize our results of operations for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

	(Restated)	(Restated)

(in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020

Service fees – net of allowances and discounts	63,466	67,545

Other revenue	497	625

Revenue	63,963	68,170

Employee compensation	23,118	24,818

Reading fees	9,984	10,924

Rent and utilities	7,684	7,509

Third party services and professional fees	7,648	8,403

Administrative	3,567	3,756

Medical supplies and other expenses	3,141	2,927

Depreciation and amortization	4,490	4,274

Stock-based compensation	427	593

Operational financial instruments revaluation and other (gains) losses	90	(6,328)

Interest expense	8,368	7,463

Settlement costs (recoveries)	(24)	356

Acquisition related costs	1,279	219

Other financial instruments revaluation and other (gains) losses	(3,365)	4,571

Income (loss) before income taxes	(2,443)	(1,315)

Income tax provision (benefit)	65	988

Non-controlling interests	369	601

Net income (loss) attributable to shareholders of Akumin	(2,877)	(2,904)

	(Restated)	(Restated)

Adjusted EBITDA (in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020

Revenue	63,963	68,170

Less:

Employee compensation	23,118	24,818

Reading fees	9,984	10,924

Rent and utilities	7,684	7,509

Third party services and professional fees	7,648	8,403

Administrative	3,567	3,756

Medical supplies and other expenses	3,141	2,927

Deferred rent (expense) credit	(445)	(675)

Sub-total	54,697	57,662

Non-controlling interests	369	601

Adjusted EBITDA	8,897	9,907

Adjusted EBITDA Margin	14%	15%

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       16

Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on RVUs. RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the three-month period ended March 31, 2021 were 1,515 (in thousands) compared to 1,525 in the three-month period ended March 31, 2020. On a same-center basis, RVUs were 1,504 in the three-month period ended March 31, 2021 compared to 1,518 in the three-month period ended March 31, 2020, which represents a decrease of approximately 1%. This represents a significant recovery from a same-center basis decline of 30% in the three-month period ended June 30, 2020.

Revenue was $63,963 and $68,170 for the three-month periods ended March 31, 2021 and 2020, respectively. The variance is mainly due to lower volume (approximately 1% overall as compared to 1% decline on a same-center basis) and lower service fee revenue per RVU (approximately 5% lower). The lower volume is due to the current economic environment and reduced demand for imaging services as a result of the COVID-19 pandemic and related government “stay-at-home” orders and other restrictions, as well as patients deferring elective procedures, which would have required our imaging services, due to the pandemic. Further, in February 2021, an ice storm disrupted our operations in Central Texas. As a result, some patients were unable to attend procedures and some centers were not available for use. The lower service fee revenue per RVU mainly resulted from payor and service mix. Going forward, the Company expects organic growth to improve, however, the COVID-19 pandemic may result in fluctuation of organic growth rates over time.

In the three-month period ended March 31, 2021, approximately 10% of service fee revenue was earned from attorney payors, compared to approximately 9% in the three-month period ended March 31, 2020.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, remained consistent at 36% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Expenses for employee compensation were approximately $1,700 lower for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020 due mainly to the Company’s cost containment measures in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

Reading fees. Reading fees, as a percentage of revenue, remained consistent at 16% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Our reading fees are largely based on the volume of procedures performed. As a result, reading fee expenses are variable and closely correlated to revenue.

Rent and utilities. Rent and utilities, as a percentage of revenue, increased from 11% to 12% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Rent and utilities expenses for the three-month period ended March 31, 2021 were broadly comparable to the three-month period ended March 31, 2020.

Third party services and professional fees. Third party services and professional fees, as a percentage of revenue, remained consistent at 12% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. The decrease in expenses of approximately $755 is mainly due to cost containment measures in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

Administrative expenses, medical supplies and other expenses. Administrative expenses, medical supplies and other expenses, as a percentage of revenue, remained consistent at around 10% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Administrative expenses, medical supplies and other expenses increased by approximately $25 for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

Adjusted EBITDA. Adjusted EBITDA for the three-month period ended March 31, 2021 was $8,897 compared to $9,907 for the three-month period ended March 31, 2020. The variance is mainly attributable to lower revenue, partly offset by reduction in operating expenses. Adjusted EBITDA Margin for the three-month periods ended March 31, 2021 and March 31, 2020 was 14% and 15%, respectively.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $2,877 (4 % of revenue) for the three-month period ended March 31, 2021 and net loss for the three-month period ended March 31, 2020 was $2,904 (4% of revenue).

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       17

Selected Consolidated Balance Sheet Information

Consolidated Balance Sheet Information (Restated) (in thousands)	As at Mar 31, 2021	As at Dec 31, 2020	As at Dec 31, 2019

Cash	122,725	44,396	23,389

Total assets	746,922	665,051	639,418

Less: Right of use assets	124,605	127,062	126,676

Total assets, excluding right of use assets	622,317	537,989	512,742

Total debt (1)	613,668	537,858	478,276

Less: Operating lease liabilities	130,281	132,299	129,050

Total debt, excluding Operating lease liabilities	483,387	405,559	349,226

Total non-current liabilities	603,448	527,882	471,801

Non-controlling interests	4,258	4,337	3,500

Shareholders’ equity attributable to shareholders of Akumin Inc.	78,382	80,832	115,489

Cash dividends declared (per-share)	n/a	n/a	n/a

(1)

Total debt consists of borrowings under the 2025 Senior Notes, senior debt incurred in May 2019 (and repaid using the proceeds of the 2025 Senior Notes), Wesley Chapel Loan (as defined below), subordinated note-earn-out (paid in 2020), derivative financial instrument liabilities and leases (including finance leases and operating leases), including both the current and non-current portions.

Cash was $122,725 as at March 31, 2021, an increase of $78,329, as compared to $44,396 as at December 31, 2020. The increase in cash during the three month period ended March 31, 2021 was due to $7,749 from operating activities and $76,341 from financing activities, partly offset by $5,761 used in investing activities.

Accounts receivable were $64,161 as at March 31, 2021, an increase of $1,902, as compared to $62,259 as at December 31, 2020. We do not consider the impact of the COVID-19 pandemic material to the Company’s cash collections. However, from March 2020 through March 2021, the Company’s cash collections were impacted by COVID-19 in the following ways:

•

Paper-filing payors (which represent a small proportion of the Company’s payors as opposed to electronic filing payors) were temporarily delayed due to work-from-home staff’s inability to process paperwork;

•	The Company’s internal and external billing resources were temporarily impacted by the COVID-19 pandemic, resulting in lower than usual available personnel;
•	Payments from attorney payors were lower due to delays in court hearings caused by courthouse closures or deferrals of court cases, and by “stay-at-home” and similar orders; and
•	We believe, certain smaller payors may be delaying payments in order to manage their own cash flows during the pandemic.

The Company has a diverse mix of payors, including private, managed care, capitated and government payors. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from its payors but the concentration of the risk is minimized because of the large customer base and its dispersion across different payors.

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       18

individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic. The aging of the Company’s receivables, net of allowances, is as follows.

	(Restated)	(Restated)

	As at Mar 31, 2021	As at Dec 31, 2020

Accounts receivable

0 – 90 days	26,154	27,200
91 – 180 days	10,462	10,507
More than 180 days	27,545	24,552

	64,161	62,259

Property and equipment excluding operating leases right-of-use assets were $61,579 as at March 31, 2021, a decrease of $2,135, as compared to $63,714 as at December 31, 2020. This decrease is mainly attributable to additions to capital expenditures ($1,795), offset by depreciation ($3,840) and net disposals ($90).

Operating leases right-of-use assets were $124,605 as at March 31, 2021, a decrease of $2,457, as compared to $127,062 as at December 31, 2020. This decrease is mainly attributable to additions to right of use assets ($656), offset by notional depreciation ($2,776) and net disposals ($337).

Intangible assets were $6,098 as at March 31, 2021, a decrease of $650, as compared to $6,748 as at December 31, 2020. This decrease is mainly due to amortization recorded in the period.

Goodwill was $351,610 as at March 31, 2021, unchanged from December 31, 2020.

Total debt (excluding operating lease liabilities) was $483,387 as at March 31, 2021, an increase of $77,828 as compared to $405,559 as at December 31, 2020. This increase is attributable to gross proceeds under the 2025 Notes ($78,750) and related non-cash interest accretion ($379), partly offset by decrease in finance lease liabilities ($77), loan repayments ($99), and debt issuance costs incurred ($1,125).

The Company’s shareholders’ equity attributable to shareholders of Akumin Inc. was $78,382 as at March 31, 2021, a decrease of $2,450 as compared to $80,832 as at December 31, 2020. This decrease is due to net loss of $2,877 during the three-month period ended March 31, 2021 and stock-based compensation of $427.

Non-controlling interests were $4,258 as at March 31, 2021, a decrease of $79, as compared to $4,337 as at December 31, 2020. In the three-month period ended March 31, 2021, net income attributable to the non-controlling interests was $369, offset by distributions of $449.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       19

Selected Financial Information (Restated)

The following table shows selected quarterly financial information for the past eight quarters:

(in thousands, except EPS)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

RVUs	1,515	1,533	1,490	1,094	1,525	1,583	1,435	1,163

Revenue	63,963	66,878	63,213	47,365	68,170	68,652	62,294	48,864

Adjusted EBITDA	8,897	13,075	11,741	5,635	9,908	11,117	10,115	5,676

Adjusted EBITDA Margin	14%	20%	19%	12%	15%	16%	16%	12%

Depreciation and amortization	4,490	4,059	4,358	4,368	4,274	3,597	4,144	3,035

Interest expense	8,368	8,343	8,961	8,014	7,463	7,627	7,664	3,617

Net income (loss) attributable to shareholders of Akumin	(2,877)	(18,689)	(7,211)	(7,937)	(2,903)	(1,901)	(3,333)	(4,396)

EPS – Basic	(0.04)	(0.27)	(0.10)	(0.11)	(0.04)	(0.03)	(0.05)	(0.07)

EPS – Diluted	(0.04)	(0.27)	(0.10)	(0.11)	(0.04)	(0.03)	(0.05)	(0.07)

Effective tax rate (1)	23.9%	24.1%	24.1%	24.1%	24.1%	24.3%	24.3%	24.3%

Adjusted net income (loss) attributable to shareholders of Akumin	(3,016)	511	(1,198)	(5,120)	(1,388)	(81)	(1,283)	(740)

Adjusted EPS – Basic (2)(3)	(0.04)	0.01	(0.02)	(0.07)	(0.02)	0.00	(0.02)	(0.01)

Adjusted EPS – Diluted (2)(3)	(0.04)	0.01	(0.02)	(0.07)	(0.02)	0.00	(0.02)	(0.01)

Cash	122,725	44,396	27,357	28,075	16,620	23,389	17,476	22,018

Total assets	746,922	665,051	648,869	645,728	641,750	639,418	619,532	605,734

Right of use assets	124,605	127,062	132,131	130,739	130,337	126,676	124,955	123,942

Total assets, excluding right of use assets	622,317	537,990	516,738	514,989	511,413	512,742	494,578	481,792

Total debt	613,668	537,858	501,090	498,784	493,210	478,276	453,614	437,662

Operating lease liabilities	130,281	132,299	137,417	135,626	133,380	129,050	126,621	125,011

Total debt, excluding operating lease liabilities	483,387	405,559	363,673	363,158	359,830	349,226	326,993	312,651

Non-controlling interests	4,258	4,337	4,254	3,827	3,665	3,500	3,955	3,820

Shareholders’ equity (common)	78,382	80,832	99,164	105,807	113,179	115,489	116,641	119,121

Capital (4)	439,044	441,995	435,480	440,890	456,389	441,326	426,158	409,754

(1)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(2)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(3)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted).
(4)	Capital is defined as shareholders’ equity plus total debt excluding operating lease liabilities less cash.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       20

Consolidated Statements of Operations & Comprehensive Loss (Restated) (in thousands, except EPS)	Three-month period ended Mar 31, 2021	Year ended Dec 31, 2020	Year ended Dec 31, 2019

Revenue	63,963	245,626	221,045

Net loss attributable to shareholders of Akumin	(2,877)	(36,740)	(12,930)

EPS – Basic	(0.04)	(0.52)	(0.19)

EPS – Diluted	(0.04)	(0.52)	(0.19)

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions as well as generally weaker business environment since the start of the COVID-19 pandemic. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have sufficient liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding any such issuances during the three-month period ended March 31, 2021 are noted in the Q1 2021 Financial Statements.

As at March 31, 2021, the Company had cash of $122,725. As at March 31, 2021, the Company’s working capital (currents assets excluding cash, less accounts payable and accrued liabilities and ADG Acquisition Earn-out) was $20,026 (2020 - $27,707). The decrease in working capital was mainly due to the accrued interest expense on the 2025 Senior Notes during the three-month period ended March 31, 2021. This interest expense is paid every six months. During the three-month period ended March 31, 2021, the Company did not enter into any material deferral payment arrangements with its vendors due to COVID-19.

As at March 31, 2021, the Company had $467,890 of senior loans payable. As of March 31, 2021, $411 of these liabilities are due within one year. As at March 31, 2021, substantially all of the Company’s assets were pledged as security for senior loans. Under the 2025 Senior Notes, there are no maintenance financial covenants, rather there are incurrence-based covenants. The Company is in compliance with the covenants and has no events of default under the indenture of the 2025 Senior Notes as at March 31, 2021.

As at March 31, 2021, we had operating lease liabilities of $130,281, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of March 31, 2021, $9,417 of these liabilities are due within one year. As at March 31, 2021, the Company had finance lease liabilities of $15,497. As of March 31, 2021, $3,432 of these liabilities are due within one year. The Company believes it is in compliance with the terms of its leases in all material respects.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. Historically, we have financed our growth through acquisitions via both privately issued capital in the equity and/or debt capital markets and publicly issued

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       21

equity, and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See the “Summary of Factors Affecting our Performance” and “Risk Factors” sections of this MD&A for additional information.

Lending Arrangements and Debt

2025 Loans

On November 2, 2020, the Company closed an offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025. The net proceeds from this offering were used to repay in full the Company’s senior debt incurred by the Company in May 2019 and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including professional service affiliates of the Company, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the November 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million. The management determined the fair value of the 2025 Senior Notes to be their face value net of debt issuance costs of approximately $11.5 million. As at December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of approximately, $389 million.

On February 11, 2021 the Company completed a private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes” and together with the 2025 Senior Notes, the 2025 Senior Notes). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes. The Company has applied part of the net proceeds from the New Notes for acquisitions (see “Recent Developments – Subsequent Events”) and expects to use the balance of the net proceeds for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes. The New Notes were issued at 5.0% premium to their face value of $75 million net of debt issuance costs of approximately $1.1 million (it is considered a Level 2 liability as described in note 13 in the Q1 2021 Financial Statements). The premium on issuance of New Notes of $3.75 million is being amortized to interest expense over the remaining term of the 2025 Senior Notes. The Company also received accrued interest on the New Notes from November 2, 2020 to February 10, 2021 of approximately $1.4 million. This accrued interest was repaid by the Company along with the rest of the accrued interest towards the end of the six month period ended May 1, 2021. As at March 31, 2021, the 2025 Senior Notes had a face value of $475 million and an amortized cost balance of approximately, $467 million.

November 2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into the November 2020 Revolving Credit Agreement with BBVA USA, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million, with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes (and the New Notes). The November 2020 Revolving Facility will mature on the date that is five years after the issue date; provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions. The November 2020 Revolving Facility was undrawn at November 2, 2020. The issuance costs related to this credit facility were approximately $2.0 million (including approximately $0.9 million related to the previous Revolving Facility

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       22

since the settlement of the Revolving Facility was considered debt modification for accounting purposes). These costs are included in security deposits and other assets in the balance sheet and are being amortized to interest expense over the term of the 2025 Revolving Facility. As at March 31, 2021, the November 2020 Revolving Facility had a face value and amortized cost balance of $nil (2019 - $nil).

Wesley Chapel Loan

The Company, through a subsidiary, has a purchase money secured loan (the “Wesley Chapel Loan”) having a face value of $2,000 as of August 15, 2018 which has been used to finance the purchase of equipment and related installation at a clinic location near Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of March 31, 2021, the face value of the Wesley Chapel Loan was $1,029 (amortized cost of $985).

ADG Acquisition Earn-out

A portion of the purchase price payable in respect of the Company’s acquisition of its Georgia business on May 31, 2019, was subject to an earn-out (the “ADG Acquisition Earn-out”) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital.

Management estimated the fair value of the ADG Acquisition Earn-out liability as at the acquisition date at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – Earn-out liability. Subsequently, the ADG Acquisition Earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019. During 2020, this liability was revalued at approximately $9.4 million based on a settlement reached in November 2020 pursuant to the terms of the purchase agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the balance was paid in May 2021 pursuant to the process outlined in the related purchase agreement, a copy of which is in the Company’s public disclosure at www.sedar.com and www.sec.gov. During the twelve month period ended December 31, 2020, the Company recognized a gain of approximately $5.5 million due to changes in fair value of the ADG Acquisition Earn-out liability.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2021:

Payment Schedule (in $ 000s) (Restated)	Total	Less than 12 months	13-36 months	37-60 months	More than 60 months

Accounts payable and accrued liabilities	44,232	42,886	1,346	-	-

2025 Notes	475,000	-	-	475,000	-

Wesley Chapel Loan	1,029	411	618	-	-

Earn-out liability	4,689	4,689	-	-	-

Leases	236,447	22,376	42,047	36,000	136,024

Total	761,397	70,362	44,011	511,000	136,024

Financial Instruments

The Company’s financial instruments at March 31, 2021 consisted of cash, accounts receivable, accounts payable and accrued liabilities, 2025 Senior Notes, Wesley Chapel Loan, ADG Acquisition Earn-out, and leases. The fair values of these financial instruments, except the 2025 Senior Notes, Wesley Chapel Loan, and ADG Acquisition Earn-out, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       23

approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant.

Financial assets measured at amortized cost include cash and accounts receivable. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, 2025 Senior Notes and Wesley Chapel Loan. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the ADG Acquisition Earn-out as a financial liability at fair value through profit or loss. During 2020, the value of the ADG Acquisition Earn-out was determined to be $9.4 million and was paid and satisfied in accordance with the underlying agreement as discussed above.

The Company’s financial instruments are exposed to certain financial risks including credit risk, currency risk and interest rate risk. Refer to note 13 of the Q1 2021 Financial Statements for further discussion regarding risk management arising from financial instruments. There have been no significant changes in the composition of its financial instruments since December 31, 2020.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit of approximately $100 as at March 31, 2021. The letters of credit provide security to certain landlords for the Company’s obligations under certain real estate leases. The letters of credit are cash collateralized with the financial institutions that issued the letters of credit.

Share Information

As of the date of this MD&A, we have 89,026,997 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,680,120 common shares, or approximately 6.38% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

In addition, if all of RSUs that have been issued and are outstanding pursuant to the RSU plan of the Company were to be exercised, including RSUs that are not yet exercisable, we would be required to issue up to an additional 779,032 common shares, or approximately 0.88% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Further, as of the date of this MD&A, there are 17,114,093 warrants to purchase common shares which are issued and outstanding. If those warrants were to be exercised, we would be required to issue an additional 17,114,093 common shares, or approximately 19.22% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s consolidated financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       24

President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable

Accounts receivable are generally non-interest bearing, unsecured obligations due from patients and third-party payers. They are recognized initially at net realizable value and are subsequently measured at amortized cost less loss allowances. In addition to the implicit price concessions considered and recorded when the service was performed, at each reporting period, the Company estimates the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. Implicit price concessions are recorded as a reduction in revenue with an offsetting amount reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for bad debts account.

Impairment of Goodwill and Long-Lived Assets

Goodwill is recognized as the fair value of the consideration transferred, less the fair value of the net identifiable assets acquired and liabilities assumed, as at the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to reporting units that are expected to benefit from the synergies of the combination. The determination of reporting units and the level at which goodwill is monitored requires judgment by management. The Company’s reporting units generally represent individual business units below the level of the Company’s operating segment. Goodwill is tested annually for impairment as at October 1 or whenever indicators of impairment are present by comparing the carrying amount of the reporting units against its fair value.

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the recoverable amount.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       25

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive income (loss). Current income tax expense represents the amount of income taxes payable based on tax law that is enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all periods to date.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value. For net deferred tax assets, estimates of future taxable income are considered in determining whether net deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Business Combinations

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the acquisition date is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interests in the acquired company are measured at their fair value. Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and are subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income (loss) in the period in which the adjustments were determined.

Disclosure Controls and Procedures and Internal Controls

Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with GAAP. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       26

In Q2 2021, we assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures as relates to the periods ended March 31, 2021, December 31, 2020 and December 31, 2019 using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation of the material weaknesses described below, the Chairman and Co-Chief Executive Officer and the Chief Financial Officer of the Company concluded the Company’s disclosure controls and procedures for such periods were not effective in respect of the Company’s ability to identify, process, record and value our accounts receivable.

There were no other changes in our internal control over financial reporting that occurred during the three-month period ended March 31, 2021 and twelve month periods ended December 31, 2020 or December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Identification of material weaknesses

Accounts Receivable

Historically, management used a provision matrix to determine estimated implicit price concessions based on actual experience with consideration of forward-looking information including changes to economic conditions that would have an impact on its customers. Such implicit price concessions were considered when calculating net revenue and subsequently adjusted as necessary based on the estimate. During the quarter ended June 30, 2021, in conjunction with performing its quarter-end review of accounts receivable and review of historical collection rates using its enhanced reporting and analytics tools, and inquiries from our external auditors, Akumin identified issues in the recording of write-offs and cash collections on acquired accounts receivable balances impacting current and prior periods. In addition, during the review the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections experience. Using additional historical data that was available together with enhanced reporting and analytics tools, management was able to more accurately estimate its historical implicit price concessions, which impacts the net realizable value of the accounts receivable. This analysis resulted in a reduction in accounts receivable with an offset to net revenue which is material to prior periods and required the consolidated financial statements to be restated.

Through the use of such improved analytical tools and the interpretation of the information produced from such tools, management was able to confirm that its period-end process and related review control, could be enhanced to provide greater accuracy in estimating the implicit price concessions for accounts receivable.

The material weakness was caused because the period-end process design, including review controls, did not effectively consider historical collection information to record write-offs and other adjustments to accounts receivable in order to accurately assess and reflect the effect of implicit price concessions in estimating net realizable value of accounts receivable. Starting in mid-2018 and continuing through 2019, 2020, and into the present, the Company made investments in its revenue cycle platform and data analytics tools. Among other benefits, these investments were intended to better integrate legacy revenue cycle information of acquired businesses into the Company’s revenue cycle platform. Subsequent to December 31, 2020, these investments allowed management to perform a more comprehensive analysis of historical collection data on a consolidated basis. After applying this more comprehensive analysis to the quarter ended June 30, 2021, management consequently adopted an enhanced estimation methodology to assess net realizable value of accounts receivable. Applying this new methodology required a material change to historical implicit price concessions recorded as at January 1, 2019, December 31, 2019, December 31, 2020 and March 31, 2021. Under ASC 250, Accounting Changes and Error Corrections (“ASC 250”), this change was considered an error and thus a restatement of the financial statements for the periods ended March 31, 2021, December 31, 2020 and December 31, 2019, was required.

Capitalization Adjustments

The Capitalization Adjustments primarily relate to capitalization of components that are replaced when equipment is repaired. The Company’s rationale for capitalizing these components was that most of the Company’s equipment is relatively old, and the components replaced were extending the useful life of the already aged equipment. Management consistently applied this policy to capitalize such items. Based on a thorough review of the components that were replaced

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       27

and considering the authoritative and non-authoritative GAAP literature, management determined that certain components that were previously capitalized prior to March 31, 2021 did not extend the life of the assets and should have been expensed to repair and maintenance rather than capitalized.

The material weakness was caused by review control design, which did not sufficiently ensure whether the nature of capital additions adhered to the Company’s capitalization policy. Determinations were made in the judgment of management that certain expenditures extended the useful life of capital assets and therefore should be capitalized. However, considering authoritative and non-authoritative GAAP guidance available and conducting a detailed analysis of the nature of the expenditures, management determined these expenditures should have been recorded as repair and maintenance expenses as opposed to capital expenditures.

Applying revised judgment toward application of the Company’s capitalization policy required a material change to previously capitalized medical equipment components as of January 1, 2019, December 31, 2019, December 31, 2020 and March 31, 2021. Under ASC 250, this change was considered an error and thus a restatement of the financial statements for the periods ended March 31, 2021, December 31, 2020 and December 31, 2019 was required.

Remediation of material weaknesses in internal control over financial reporting

Management is committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to continuously enhance the Company’s internal controls. These remediation efforts have already been made and continuous improvement efforts are underway to enhance the overall financial control environment. Investments made by the Company starting in mid-2018 through 2020 and thereafter in enhanced analytics tools and enhancements to existing information systems identified the material weakness related to implicit price concessions and are expected to continue to upgrade the quality of information available to management. As discussed above, a material weakness was identified related to the application of the Company’s capitalization policy, after considering authoritative and non-authoritative guidance available in the accounting literature, and conducting a detailed analysis of the technical nature related to the capitalization of components.

For the period ended June 30, 2021, the Company made financial reporting control changes to address the material weaknesses relating to both its estimates for implicit price concessions and its process for identifying whether component parts replaced in its equipment should be classified as capital or as a repair and maintenance expense. Management enhanced its methodology that quantifies and considers the effects of implicit price concessions on the recognition of receivables and collection history on a consolidated basis. Management has also put in place controls to ensure that its procedures evaluate the appropriate accounting for component parts that are replaced when equipment is repaired. See Note 3 of the Company’s restated consolidated financial statements for the year ended December 31, 2020 and December 31, 2019.

To further remediate the material weaknesses identified herein, the management team, including the Chairman and Co-CEO and CFO, have reaffirmed and re-emphasized the importance of internal control, control consciousness and a strong control environment. The Company also expects to continue to review, optimize, and enhance our financial reporting controls and procedures. These material weaknesses will not be considered remediated until the applicable remediated control operates for a sufficient period of time and management has concluded, through testing, that this control is operating effectively.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

If these remedial measures described above are insufficient to address the material weaknesses described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of this MD&A.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       28

Risk Factors

You should carefully consider each of the following risk factors, together with all of the information set forth in the Company’s public filings at www.sedar.com and www.sec.gov. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties that we are unaware of, or those we currently deem immaterial, may also become important and material factors that affect us. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected and you could lose all or part of your original investment.

In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures regarding identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

Significant costs have been incurred in connection with the consummation of the acquisition of Alliance and are expected to be incurred in connection with the integration of Akumin and Alliance into a combined company, including legal, accounting, financial advisory and other costs.

We expect to incur costs to achieve the expected cost-savings in connection with the Acquisition, which may be significant and may be ongoing for the foreseeable future. In addition, we expect to incur a number of non-recurring costs associated with combining our operations with those of Alliance which cannot be estimated accurately at this time. Additional unanticipated costs may be incurred as we integrate our business with that of Alliance. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of our operations with those of Alliance, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. There can be no assurance that we will be successful in our integration efforts.

We may not realize the anticipated benefits of the Alliance acquisition.

We may not be able to successfully integrate Alliance’s operations with our own, and we may not realize all or any of the expected benefits of the Alliance acquisition as and when planned. The integration of Alliance’s operations with our own will be complex, costly and time-consuming. We expect that it will require significant attention from senior management and will impose substantial demands on our operations and personnel, potentially diverting attention from other important pending projects. The difficulties and risks associated with the integration of Alliance include:

•

the possibility that we will fail to implement our business plans for the combined company, including as a result of legislation or regulation that affects the timing or costs associated with the operations of the combined company or our integration plan;

•	possible inconsistencies in the standards, controls, procedures, policies and compensation structures of the two companies;

•	limitations prior to the consummation of the acquisition on our ability to work with Alliance management to develop an integration plan;

•	the increased scope and complexity of our operations;

•	the entry by us into new lines of business;

•	requirements, if any, to divest certain of our businesses;

•	the potential loss of key employees and the costs associated with our efforts to retain key employees;

•	provisions in our and Alliance’s contracts with third parties that may limit our flexibility to take certain actions;

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       29

•	risks and limitations on our ability to consolidate corporate and administrative infrastructures of the two companies;

•	undisclosed liabilities of Alliance for which we, as a successor owner, may be responsible;

•	obligations that we will have to holders of our indebtedness, including Stonepeak; and

•	the possibility of unanticipated delays, costs or inefficiencies associated with the integration of Alliance’s operations with our own.

As a result of these difficulties and risks, we may not accomplish the integration of the two companies smoothly, successfully or within our budgetary expectations and anticipated timetable. Accordingly, we may fail to realize some or all of the anticipated benefits of the Alliance acquisition, such as financial and operational benefits, including increased revenues and cost savings.

We may be unable to realize the anticipated synergies from the Alliance acquisition or may incur additional and/or unexpected costs in order to realize them.

We are implementing a series of cost savings initiatives at the combined company that we expect to result in synergies resulting from the Alliance acquisition. For example, we believe that we will be able to achieve $24 million of cost synergies by the end of phase two, consisting of, among other things, integration of corporate, field and back office functions and equipment maintenance overhaul. We may be unable to realize all of these synergies within the timeframe expected or at all, and we may incur additional and/or unexpected costs in order to realize them.

Our operating results after the Alliance acquisition may materially differ from the pro forma information presented.

The pro forma consolidated financial information presented in our public disclosure relating to the Alliance acquisition is intended to illustrate the effect of the Acquisition and may not be an indication of our financial condition or results of operations following the Alliance acquisition for several reasons. Adjustments and assumptions have been made after giving effect to the acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Our operating results after the acquisition may be materially different from those described in the adjusted pro forma information contained in our public disclosure. Among other things, the merger, financing, integration, restructuring and transaction costs related to the acquisition could be higher or lower than currently estimated, depending on how difficult it will be to integrate our business with that of Alliance.

As a result of the acquisition, we may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require us to incur substantial additional costs to recruit replacement personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of the acquisition, our current and prospective employees, including Alliance employees, could experience uncertainty about their future roles. This uncertainty may adversely affect our ability to attract and retain current and prospective key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel, including Alliance employees, could have a material adverse effect on our business after consummation of the Acquisition. In addition, we currently do not maintain ‘‘key person’’ insurance covering any member of our management team.

We may not be able to enforce claims with respect to the representations and warranties that the Seller will provide under the Share Purchase Agreement.

In connection with the Alliance acquisition, the seller gave certain limited representations and warranties under the applicable share purchase agreement. We may not be able to enforce any claims against the seller including any claims relating to breaches of such representations and warranties. The seller’s liability with respect to breaches of its representations and warranties under the share purchase agreement, or the amount and coverage of any insurance obtained with respect to such representations and warranties, is limited.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       30

Uncertainty regarding the Alliance acquisition may cause customers and suppliers to delay or defer decisions concerning us and adversely affect our business, financial condition or results of operations.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our disclosure controls and procedures or our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, or otherwise adversely impact our financial condition, results of operations, cash flows, and our ability to satisfy our debt service obligations. As of June 30, 2021, we have identified material weaknesses in internal controls with respect to our processes surrounding the occurrence and measurement of revenue and valuation of accounts receivable and regarding the recording of capitalization, as opposed to repair and maintenance expenses, with respect to replacement of component parts in equipment. See “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” for further information.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID 19, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

On January 31, 2020, the Secretary of U.S. Department of Health and Human Services (“HHS”) declared a national public health emergency due to a novel strain of coronavirus (“COVID-19”). On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a disease caused by this novel coronavirus, a pandemic. This disease continues to spread throughout the United States and other parts of the world. The COVID-19 pandemic is significantly affecting our employees, patients, facilities, communities and business operations, as well as the U.S. and Canadian economy and financial markets. As the COVID-19 crisis continues to evolve, the full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and liquidity will depend on future developments that are highly uncertain and cannot be accurately predicted. For example, we are not able to predict or control the severity or duration of the pandemic, including whether there will be additional periods of increases in the number of COVID-19 cases in areas in which we operate, the timing and availability of effective medical treatments and vaccines or the efficacy of public health controls.

At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied. Imaging and oncology centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek medical services at a given time which could have a significant impact on volume at our centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging and oncology services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging and oncology services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for us to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in patient behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay at home

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       31

orders and other restrictions, have led to disruption of our business and volatility in the global capital markets. The United States government has taken steps to attempt to mitigate some of the more severe anticipated economic effects of the COVID-19 pandemic, including the passage of the United States Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Additionally, we have received certain funding and other relief under the CARES Act, as described more fully in the Company’s public disclosure. Nonetheless, no assurance that such types of measures and funding whether already enacted or to be enacted will be effective or achieve their desired results in a timely fashion, including as it relates to our business operations. Moreover, while we believe we are in compliance with the applicable terms and conditions of funding under the CARES Act, compliance-related guidance for the program remains in process, and we may face enforcement risk if we are found to have failed to comply with such terms and conditions.

If significant portions of our workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements, supply chain disruptions or technology failures or limitations, our operations would be adversely impacted. We have already incurred and will continue to incur additional costs related to protecting the health and well-being and meeting the needs of our patients, employees, medical staff members and contractors. We expect to continue to incur additional costs, which may be significant, as we continue to implement operational changes in response to this pandemic. We may also face liability to the extent we receive claims from our employees, customers or related third-parties alleging exposure to COVID-19 in connection with our operations or at one of our facilities. In addition, we may be subject to a governmental enforcement action if we fail to comply with applicable health and safety regulations.

Our results of operations have been and will be negatively impacted by these developments. In addition, changes to statutes, regulations, or regulatory policies or practices as a result of, or in response to COVID-19, could affect us in substantial and unpredictable ways. Although social contact restrictions have eased across the U.S. and most states have lifted moratoriums on non-emergent procedures, some restrictions remain in place, and some states are re-imposing certain restrictions due to increasing rates of COVID-19 cases. Further, additional closings and restrictions on hours and services may occur for an unpredictable amount of time. In particular, we have significant operations in geographies that are deemed “hot spots” such as Florida and Texas, two of our major markets, that continue to experience increases in COVID-19 infections. Due to the concentration of our facilities in Texas and Florida, we are particularly sensitive to the increase in COVID-19 cases in those states, where the pandemic could have a disproportionate effect on our business. Given the many uncertainties and far reaching consequences of potential developments, we cannot ensure that the COVID-19 outbreak and the many related impacts will not require extended or additional imaging center closures and other disruptions to our business or will not materially and adversely affect our business, results of operations and financial condition in the period beyond March 31, 2021.

Broad economic factors resulting from the current COVID-19 pandemic, including high unemployment and underemployment rates and reduced consumer spending and confidence, also affect our service mix, revenue mix payor mix and patient volumes, as well as our ability to collect outstanding receivables. Business closings and layoffs in the areas where we operate may lead to increases in the uninsured and underinsured populations and adversely affect demand for our services, as well as the ability of patients and other payors to pay for services rendered. Any increase in the amount or deterioration in the collectability of patient accounts receivable will adversely affect our cash flows and results of operations, requiring an increased level of working capital. In addition, our results and financial condition may be adversely affected by federal, state or local laws, regulations, orders, or other governmental or regulatory actions addressing the current COVID-19 pandemic or the U.S. health care system, which could result in direct or indirect restrictions to our business, financial condition, results of operations and cash flow.

Our strategy to grow our business through acquisitions is subject to significant risks.

A key component of our strategy to grow our business is to complete additional outpatient diagnostic imaging and oncology center acquisitions to expand our product range and increase our revenues. Accordingly, we will be dependent upon our ability to enter into acquisition agreements that we believe are consistent with our business strategy. Risks in acquiring new outpatient diagnostic imaging and oncology centers include: (a) our ability to locate new centers that are attractive and complement our business; and (b) our ability to acquire these centers at attractive acquisition prices. We also face competition from other outpatient diagnostic imaging companies and oncology providers in acquiring outpatient diagnostic imaging and oncology centers, which makes it more difficult to find attractive products on acceptable terms.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       32

Accordingly, we may not be able to acquire rights to additional outpatient diagnostic imaging and oncology centers on acceptable terms, if at all. Further, we may not be able to obtain future financing for new acquisitions on acceptable terms, if at all or obtain consent of Stonepeak with respect to the notes they hold. Our inability to complete acquisitions of additional outpatient diagnostic imaging and oncology centers could limit the overall growth of our business.

We experience competition from other outpatient diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business.

The market for outpatient diagnostic imaging and oncology services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our outpatient diagnostic imaging and oncology services. We compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our competitors include, among others: Radnet, Inc., SimonMed Imaging LLC and InSight Health Services Corp. Some of our competitors may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some physician practices have established their own outpatient diagnostic imaging and oncology centers within their group practices and compete with us. We are experiencing increased competition as a result of such activities, and if we are unable to successfully compete, our business and financial condition would be adversely affected.

Our failure to integrate the businesses we acquire successfully and on a timely basis could reduce our profitability.

We may never realize expected synergies, business opportunities and growth prospects in connection with our acquisitions. We may experience increased competition that limits our ability to expand our business. We may not be able to capitalize on expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on our part. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met. In addition, our growth and operating strategies for a target’s business may be different from the strategies that the target company pursued prior to our acquisition. If our strategies are not the proper strategies, it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue depends in large part on referrals from physicians.

A significant reduction in physician referrals would have a negative impact on our business. We derive substantially all of our net revenue, directly or indirectly, from fees charged for the diagnostic imaging and oncology services performed at our centers. We depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, including in connection with voluntary or involuntary closures of physician offices in connection with the current, ongoing COVID-19 pandemic or the delay of other elective procedures for which our imaging services are required, our scan volume could decrease, which would reduce our net revenue and operating margins. Further, commercial third-party payors have implemented programs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside the system’s designated panel of providers. If we are unable to compete successfully for these managed care contracts, our results and prospects for growth could be adversely affected.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       33

Pressure to control healthcare costs could have a negative impact on our results.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Healthcare providers participating in managed care plans may be required to refer diagnostic imaging tests or oncology services to certain providers depending on the plan in which a covered patient is enrolled. In addition, managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients’ access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

If our contracted radiology practices lose a significant number of radiologists, our financial results could be adversely affected.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. In addition, competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our outpatient diagnostic imaging and oncology centers and our financial results could be adversely affected. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business.

Our facilities and the physicians employed by our contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with radiologists in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our outpatient diagnostic imaging equipment or for accidental contamination or injury from exposure to radiation. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all.

Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

We may not be able to enforce claims with respect to the representations, warranties and indemnities that the sellers of any diagnostic imaging or oncology center we acquire have provided to us under the respective purchase agreements.

In connection with our acquisitions, the sellers have given certain representations, warranties and indemnities. There can be no assurance that we will be able to enforce any claims against those sellers’ breaches of such representations, warranties or indemnities. The sellers’ liability with respect to breaches of such representations and warranties and indemnities under the respective purchase agreement may be limited or the amount and coverage of any insurance obtained with respect to representations and warranties may be limited. Even if we ultimately succeed in recovering any amounts, we may temporarily be required to bear these losses ourselves.

We may not be able to secure additional financing which may impair our ability to complete future acquisitions.

There can be no assurance that we will be able to raise the additional funding that we will need to carry out our business objectives and to complete outpatient diagnostic imaging or oncology center acquisitions and we may be limited to obtain additional financing under the terms of the financing from Stonepeak. The development of our business depends

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       34

upon prevailing capital market conditions, our business performance and our ability to obtain financing through debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the financing we require as and when needed or at all in order to complete future acquisitions.

We do not independently own all of our outpatient diagnostic imaging or oncology centers.

Healthcare laws and regulations in the United States may impact our ability to operate or own our outpatient diagnostic imaging or oncology centers, thereby necessitating the use of partnerships, joint ventures and other management services frameworks. We may be required to deal with such diverse operating or ownership frameworks. In addition, from time to time, we may decide to use cash to restructure our arrangements with fellow owners, managers or operators.

High fuel costs can harm our operations and financial performance.

Fuel costs constitute a significant portion of Alliance’s mobile operating expenses, through diesel fuel for Alliance’s tractor-trailer fleet and mileage reimbursement for its team members. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, diesel, gasoline and other petroleum products, as well as overall economic conditions. Because of the effect of these events on the price and availability of fuel, we cannot predict the cost and future availability of fuel with any degree of certainty. In the event of a fuel supply shortage or further increases in fuel prices, we might be forced to curtail Alliance’s scheduled mobile services. Sustained high fuel costs will harm our financial condition and results of operations.

Insurance costs and claims expenses could adversely affect our earnings.

The transportation aspect of Alliance’s business is exposed to costs for property damage claims by others; personal injury; damage to our mobile systems resulting from accidents, vandalism or theft; and workers’ compensation. Alliance carries insurance to minimize these exposures. Insurance costs have varied over the past five years, reflecting the level of Alliance’s operations, the insurance environment for its industry, its claim experience and its self-retained (deductible) level.

We are also responsible for claim expenses within our self-retained (deductible) levels for liability and workers’ compensation claims. Alliance maintains insurance to cover claims and expense in excess of deductible levels with insurance companies that Alliance considers financially sound. Although Alliance believes its aggregate insurance limits are sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed those limits and adversely affect our operating results. If the number or severity of claims within our deductible levels increases, or if we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected.

Alliance’s transportation operations are regulated, and failure to comply or increased costs of compliance with existing or future regulations could have a material adverse effect on our business.

The transportation aspect of Alliance’s business is subject to legislative and regulatory changes that can affect our operations and financial performance. Alliance’s trucking operations and those of the trucking companies and independent contractors with whom Alliance engages are subject to regulation by the Department of Transportation (the “DOT”), and various state, local, and foreign governmental agencies, which govern activities such as authorization to engage in motor carrier operations, handling of hazardous materials, safety ratings, insurance requirements, vehicle weight and size, and emissions restrictions. Alliance is also periodically audited by the DOT and other state and federal authorities to ensure that Alliance complies with safety, required licenses, hours-of-service, clean truck regulations, and other rules and regulations.

New governmental laws and regulations, or changes to existing laws and regulations, could affect Alliance’s transportation operations. Any additional measures that may be required by future laws and regulations or changes to existing laws and regulations may require us to make changes to Alliance’s operating practices and may result in additional costs. If we are unable to pass such costs through to our clients, this could have an adverse effect on our financial performance.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       35

We may engage in litigation with our partners and contractors.

The nature of our relationships with our partners and contractors may give rise to litigation or disputes. In the ordinary course of business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our partners and contractors or potential partners and contractors and our ability to attract new partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of partners and contractors and may damage our reputation and brand. Furthermore, existing and future legislation could subject us to additional litigation risk in the event we are required by such legislation to terminate or fail to renew a partner or contractor or not succeed in revising the contracts related to such relationships to comply with changes to legislation.

The regulatory framework in which we operate is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. Although we believe that we are operating in compliance with applicable federal and state laws, we cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into risk sharing managed care arrangements.

Failure to structure our operations in compliance with federal and state regulations, including anti-kickback, self-referral, false claims or other fraud and abuse laws, could result in substantial penalties.

We are directly or indirectly through the radiology practices with which we contract subject to extensive regulation by both the federal government and the state governments in which we and/or they provide services. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including our sales and marketing practices with referring physicians, our joint ventures with hospitals and physicians, and our contractual arrangements with hospitals, physicians and radiologists. Such laws include, without limitation:

•

the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare, state Medicaid programs and TRICARE. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of an applicable exception, prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including diagnostic imaging and oncology services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services. The Stark Law also prohibits the entity furnishing the designated health services from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral;

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       36

•

the federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute or the Stark Law constitutes a false or fraudulent claim for purposes of the False Claims Act; Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information by covered entities, such as health plans, healthcare clearinghouses and healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•

state law equivalents of each of the above federal laws, including state anti-kickback, self-referral and false claims laws that apply more broadly to healthcare items or services paid by all payors, including self-pay patients and private insurers, that govern our interactions with patients or restrict payments that may be made to healthcare providers and other potential referral sources;

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	laws relating to facility, practitioner and provider licensure;

•	laws relating to medical malpractice;

•	federal and state billing and claims submission and other insurance laws and regulations;

•

federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels; and

•	state laws governing reimbursement for diagnostic services related to services compensable under worker’s compensation rules.

Our sales and marketing practices with physicians and other financial relationships within the Akumin organization, including amounts paid under our management services agreements, interpretation services agreements, joint venture agreements and sub-lease agreements between Alliance and physicians or physician groups and all other financial arrangements involving Akumin, its intermediaries and potential referral sources or recipients may, notwithstanding our policies and procedures otherwise, result in violations of these laws. Our financial arrangements and our sales and marketing practice have been subject to regulatory scrutiny in the past and could be in the future. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act, including mandatory treble damages and significant per-claim penalties. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our managed practices, contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       37

If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, their provisions are open to a variety of interpretations and such laws and regulations may apply to businesses acquired from time to time by Akumin, in addition to Akumin’s business.

If the structures or operations of our joint ventures and arrangements with hospitals and physician practices are found to violate the law, it could have a material adverse impact on our financial condition and consolidated results of operations.

We have a variety of financial relationships with hospitals and physicians, including joint ventures and provider-based “under arrangements”, which are governed by the federal Anti-Kickback Statute, the Stark Law and similar state laws. The federal Anti-Kickback Statute prohibits the payment or receipt of anything of value in return for referrals of patients or services covered by governmental health care programs, such as Medicare. The OIG has published numerous safe harbors that exempt qualifying arrangements from enforcement under the federal Anti-Kickback Statute. While we endeavor to comply with applicable safe harbors, certain of our arrangements, including our joint ventures and financial relationships with physicians, hospitals and other referral sources, do not qualify for safe harbor protection. In addition, our financial relationship with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. Unlike the Anti-Kickback Statute, failure to meet an exception under the Stark Law results in a violation of the Stark Law, even if such violation is technical in nature. Both the federal Anti-Kickback Statute and the Stark Law and their implementing regulations are detailed and complex and are subject to continuing legal and regulatory changes. While we believe our arrangements with physicians, hospitals and other referral sources have been structured to comply with the federal Anti-Kickback Statute, the Stark Law and similar state laws, there can be no assurance that regulatory authorities enforcing these laws will determine these financial arrangements comply with applicable law.

If any of our contractual arrangements and joint ventures were found to be in violation of federal or state anti-kickback or physician referral laws, we could be required to restructure them or refuse to accept referrals from the physicians or hospitals with which we have entered into a joint venture. We also could be required to repay to Medicare amounts we have received pursuant to any prohibited referrals, and we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state health care programs. If any of our contractual arrangements and joint ventures were subject to any of these penalties, our business could be materially adversely affected. If the structure of any of our contractual arrangements and joint ventures were found to violate federal or state anti-kickback statutes or physician referral laws, we may be unable to implement our growth strategy, which could have an adverse impact on our future net income and consolidated results of operations.

We could be subject to increased monetary penalties and other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of applicable corporate integrity agreements.

Prior to our acquisition of Preferred Medical Imaging, LLC (“Akumin Texas”), Preferred Imaging Centers, LLC (“PIC”), then a wholly owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the U.S. Department of Justice (the “DOJ”) premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3.5 million to the U.S. government and entering into a corporate integrity agreement (“CIA”) with the Office of the Inspector General for the U.S. Department of Health and Human Services (“OIG”). PIC’s CIA expired June 29, 2021, and PIC is completing its reporting with respect to the final year of that CIA.

Material, uncorrected violations of the CIA could lead to our exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. In addition, we are subject to possible civil penalties for failure to substantially comply with the terms of the CIA, including stipulated penalties ranging between $1,000 and $2,500 per day. We are also subject to a stipulated penalty of $50,000 for each false certification made by us or on our behalf, pursuant to the reporting provisions of the CIA. The CIA increases the amount of information we must provide to the federal government regarding

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       38

our practices at our healthcare facilities and our compliance with federal regulations. The reports we provide in connection with the CIA could result in greater scrutiny by other regulatory agencies.

Given the broad powers of the DOJ and other federal agencies, there can be no assurance that the obligations of Akumin Texas pursuant to its CIA, or otherwise, will not be expanded to cover all or a greater portion of Akumin’s operations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, suffer reputational harm and divert our management’s attention from the operation of our business.

We may from time to time become the subject of legal, regulatory and governmental proceedings that, if resolved unfavorably, could have an adverse effect on us, and we may be subject to other loss contingencies, both known and unknown.

We may from time to time become a party to various legal, regulatory and governmental proceedings and other related matters. Those proceedings include, among other things, governmental investigations and lawsuits brought against us by third parties. In addition, we may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Addressing any investigations, lawsuits or other claims may distract management and divert resources, even if we ultimately prevail. Should an unfavorable outcome occur in some or all of any such current or future legal, regulatory or governmental proceedings or other such loss contingencies, or if successful claims and other actions are brought against us in the future, there could be an adverse impact on our results of operations, financial position and cash flows.

The healthcare industry has seen numerous ongoing investigations related to compliance, supervision and billing practices. From time to time, we detect issues of non-compliance with federal healthcare laws pertaining to claims submission and reimbursement payment practices, including compliance with supervision requirements, or financial relationships with physicians. We avail ourselves of various mechanisms to address potential overpayments arising out of these issues, including repayment of claims, rebilling of claims, and participation in voluntary disclosure protocols offered by Centers for Medicare & Medicaid Services (“CMS”) and the OIG. Under the federal False Claims Act, private parties have the right to bring qui tam, or “whistleblower,” suits against healthcare facilities that submit false claims for payments to, or improperly retain overpayments from, governmental payors. Some states have adopted similar state whistleblower and false claims provisions. Qui tam or “whistleblower” actions initiated under the civil False Claims Act may be pending but placed under seal by the court to comply with the False Claims Act’s requirements for filing such suits. As a result, they could lead to proceedings without our knowledge. Certain of our, and Alliance’s, facilities and radiology practices have received and may receive, inquiries, civil investigative demands, or subpoenas from federal and state agencies. Governmental investigations, as well as qui tam lawsuits, may lead to significant fines, penalties, settlements or other sanctions, including exclusion from federal and state healthcare programs. We are and have been subject to civil investigative demands and investigations from time to time regarding our compliance with physician supervision requirements for MRI procedures and other diagnostic imaging tests, as well as our sales and marketing practices and financial arrangements with physicians. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have an adverse effect on our business, results of operations, financial position and cash flows.

Federal and state privacy and information security laws are complex, and if we fail to comply with applicable laws, regulations and standards, or if we fail to properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, we may be subject to government or private actions due to privacy and security breaches, and our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of personally identifiable information and protected health information, including HIPAA, state data breach notification laws, state health information privacy laws, federal and state consumer protection laws and regulations and other data protection laws. New privacy legislation may create additional rights for consumers and impose additional requirements on businesses. As these laws and regulations increase in complexity and number, they may change frequently, sometimes conflict and increase our compliance efforts, costs and risks. If we fail to comply with applicable privacy and security laws, regulations and standards, properly maintain the integrity of our data, protect our proprietary

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       39

rights to our systems, or defend against cybersecurity attacks, our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

HIPAA establishes a set of national privacy and security standards for the protection of protected health information, or PHI, by health plans, health care clearinghouses and certain health care providers, or “covered entities,” and their “business associates,” which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining or transmitting PHI. We are a covered entity under HIPAA and therefore must comply with its requirements to protect the privacy and security of health information and must provide individuals with certain rights with respect to their health information. If we engage a business associate to assist us in carrying out our health care operations, we must have a written business associate contract or other arrangement with the business associate that establishes specifically what the business associate has been engaged to do and requires the business associate to comply with the same requirements.

Penalties for violations of these laws vary. For instance, a single breach incident can result in findings of violations of multiple HIPAA provisions. Penalties for failure to comply with a requirement of HIPAA vary significantly, and include civil monetary penalties for each provision of HIPAA that is violated and, in certain circumstances, criminal penalties, including imprisonment and/or additional fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face additional fines and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. We have from time to time been subject to investigations by the Office for Civil Rights with respect to our HIPAA compliance. Responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals’ health information.

Even when HIPAA does not apply, according to the Federal Trade Commission, or the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act (the “FTC Act”). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us. Further, California enacted the California Consumer Privacy Act, or the CCPA, on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for health-related information, including PHI maintained by a covered entity or a business associate, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. Further, the California Privacy Rights Act (the “CPRA”), recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       40

Compliance with applicable data privacy and security laws, rules and regulations could require us to engage in costly compliance exercises, restrict our ability to collect, or use and disclose data. Each of these constantly evolving laws can be subject to varying interpretations. Failure to comply with U.S. data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, patients about whom we obtain information may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our internal computer systems, or those used by any of our third-party service providers, may fail or suffer security breaches, which may adversely affect our business, operations and financial performance.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks.

Despite the implementation of security measures, our facilities and systems, and those of our third-party service providers may be vulnerable to privacy and security incidents, cyberattacks, acts of vandalism or theft, computer viruses, coordinated attacks by activist entities, emerging cybersecurity risks, misplaced or lost data, programming and/or human errors, or other similar events that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive and/or proprietary data, including personal information or PHI. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business operations. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including HIPAA, as well as regulations promulgated by the FTC and state breach notification laws. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability.

Our insurance policies may not be adequate to compensate us for the potential losses arising from such disruptions, failure, or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly, divert management attention, and harm our reputation.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances or other contractual or legal disputes.

Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties or if there arises a contractual or other legal dispute to which they are party, they may be unable to pay us for the equipment and services that we provide. A significant deterioration in general or local economic conditions, including in connection with the COVID-19 pandemic, could have a material adverse effect

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       41

on the financial health of certain of our healthcare provider customers. As a result, we may have to increase the amounts of accounts receivable that we write-off, which would adversely affect our financial condition and results of operations.

We have significant liabilities which require us to generate sufficient cash flows from operations in order to make mandated payments of principal and interest.

We have incurred significant liabilities in connection with the Alliance acquisition and the acquisition of our current medical imaging centers. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these medical imaging centers and the Alliance business to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current credit facilities should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

We face liquidity risks and may encounter difficulty raising funds to meet our financial commitments.

We are exposed to liquidity risk mainly with respect to our credit facilities. Although we seek to ensure that there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations and our holdings of cash, there is no assurance sufficient liquidity is maintained. If our actual cash flows from operations differ significantly from our anticipated cash flows for these purposes, such as a result of the COVID-19 pandemic, we may have insufficient liquidity to meet our financial commitments.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results.

Healthcare systems are subject to ongoing legislative and regulatory reform in the United States and abroad, and certain of these proposals may affect reimbursement, coverage, and utilization of diagnostic imaging and oncology services. For example, in March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States.

Since its enactment, there have been judicial and Congressional efforts to modify or repeal the ACA. For example, the Tax Cuts and Jobs Act of 2017 includes a provision that entered into effect on January 1, 2019, that repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In December 2018, a U.S. district court held that the individual mandate was unconstitutional, which was upheld by the U.S. Court of Appeals for the Fifth Circuit. On June 17, 2021, the U.S. Supreme Court dismissed the case without specifically ruling on the constitutionality of the Affordable Care Act.

In addition, there have been other legislative changes proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, resulted in reductions in payments to Medicare providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, further increased the presumed utilization of advanced diagnostic imaging and oncology services to a presumed rate of 90%, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.

Furthermore, recently there has been heightened governmental scrutiny over the manner in which hospitals and other healthcare providers set their charges, which has resulted in proposed and enacted regulations designed to bring transparency to charges and reduce the cost of products and services. The failure to comply with transparency laws can result in significant penalties.

We cannot predict which healthcare reform measures will be implemented or the full impact of current or future healthcare reform measures on our business. While we are unable to predict what, if any, changes may ultimately be enacted, the U.S. Congressional Budget Office and others have estimated that some of the proposals made to date would

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       42

result in millions of additional uninsured patients in the U.S. Additionally, U.S. lawmakers have suggested that, even if no formal legislation repealing or modifying the ACA is passed, they may take, or omit, actions that could adversely impact the viability of the ACA and the health insurance markets, which could result in more uninsured patients, other patients having lesser coverage or patients having to absorb a greater portion of the cost of their health care services. Any such changes or any other future changes in the manner in which health care services in the U.S. are paid for and reimbursed by government and private payors could adversely impact our business.

Because of our U.S. operations, we could be adversely affected by violations of anti-bribery laws.

Almost all of our operations are located outside of Canada. Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We operate outpatient diagnostic imaging and oncology centers in some regions which are exposed to natural disasters, public health epidemics and other calamities.

Our outpatient diagnostic imaging and oncology centers are located in regions which are vulnerable to a variety of natural disasters, including hurricanes, earthquakes, flooding, wild fires, etc. We cannot ensure that our centers in these markets would survive a future hurricane, earthquake, flood, wild fire or other natural disaster. Similarly, we cannot ensure that we will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future. If a natural disaster or other event with a significant economic impact occurs in a region where we operate, such disaster or event could negatively affect the profitability of our business. A local, regional, national or international outbreak of a contagious disease, including the novel coronavirus known as COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, and changes to laws and other government actions implemented in response to such an illness, could decrease the willingness or ability of customers to patronize our centers, cause shortages of employees to staff our centers, interrupt certain supplies from third parties upon which we rely, restrict our ability to offer certain services and otherwise have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected and it is unknown whether and how we may be affected if such an epidemic persists for an extended period of time.

We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

We regularly review investment opportunities and, as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. In particular, financial insight into our previously acquired companies or financial due diligence in respect of potential targets may be limited in light of the availability of financial information. As a result, we may not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

We may be subject to certain regulations that could restrict our activities and abilities to generate revenues as planned.

From time to time, governments, government agencies and industry self-regulatory bodies in Canada, the United States, and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       43

affect the activities of our company and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of our equipment, and we may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us. If we are unable to deliver our services in the efficient and effective manner that payors, physicians and patients expect, our revenue could substantially decrease.

Because we have high fixed costs, lower scan volumes per system could adversely affect our business.

The principal components of our expenses, excluding depreciation, consist of debt service, finance lease payments, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which could materially adversely affect our business.

We may be unable to effectively maintain our equipment or generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high use rates on our imaging equipment. Although we have an agreement with a third party equipment service provider pursuant to which such service provider maintains and repairs the majority of our imaging equipment, the agreement does not compensate us for loss of revenue when our systems are not fully operational and our business interruption insurance may not provide sufficient coverage for the loss of revenue. Also, third party equipment service providers may not be able to perform repairs or supply needed parts in a timely manner, which could result in a loss of revenue. Therefore, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, or where our business or data is compromised on account of equipment malfunctions or a cybersecurity-related attack, our ability to provide services and to fulfill our contractual arrangements would be adversely affected and our revenue could decline.

Our inability to attract and retain qualified radiology technologists and key managerial and other non-medical personnel may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the radiology and medical imaging field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm our business development programs and ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key personal life insurance on any of our employees.

Our policies regarding allowances for doubtful accounts may negatively impact our financial results in future fiscal periods.

We cannot ensure that our allowances for doubtful accounts will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       44

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held for trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, including the extreme market volatility in connection with the current COVID-19 pandemic, which could have a significant unfavorable effect on our financial position.

Some of our imaging modalities use radioactive materials which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we believe that we maintain liability insurance coverage consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our liability insurance.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our outpatient diagnostic imaging and oncology centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician’s office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction. In addition, federal legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (as defined below) (which currently includes the American College of Radiology (“ACR”), the Intersocietal Accreditation Commission, RadSite and the Joint Commission). Our MRI, CT, mammography and other diagnostic equipment are accredited as necessary by RadSite, ACR, IAC, The Joint Commission or other recognized accreditation bodies. We may not be able to receive the required regulatory approvals or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand our services.

Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       45

program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For Fiscal 2019, approximately 14% of our revenue came from the Medicare and Medicaid programs. A change in the applicable certification status of one of our centers could adversely affect our other centers and in turn us as a whole.

In addition to licensure and certification at the facility level, the radiologists providing professional medical services at our facilities are subject to licensing and related regulations by the states in which they provide services. As a result, we require the radiology groups with which we contract to require those radiologists to have and maintain appropriate licensure. Further, credentialing of physicians is required by our payors prior to commencing payment. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle and could negatively impact our ability to collect revenue from patients covered by Medicare.

Our management services arrangements with radiology practices and our professional services agreements with contracted radiologists or radiology practices must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

State laws in certain of the states in which we operate prohibit us from owning radiology practices, from exercising control over the clinical judgment of physicians and/or from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may turn out. A component of our business has been to enter into management services agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice’s revenue. We structure our relationships with these radiology practices, including those managed following an acquisition by us of their non-clinical assets, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating prohibitions against fee-splitting. There can be no assurance that our present arrangements with physicians providing medical services and medical supervision at our owned or managed diagnostic imaging and oncology centers will not be challenged, and, if challenged, that they will not be found to violate applicable laws, thus subjecting us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive from the operation of these centers and locations. Any of these results could jeopardize our business. We have structured the fees payable to our subsidiaries by our affiliated practice groups in such a manner that we believe complies with applicable federal, state and local laws. Although the relevant laws have been subject to limited judicial and regulatory interpretation, we believe that we are in compliance with applicable state laws in relation to the corporate practice of medicine. However, regulatory authorities or other parties may assert that despite these management arrangements between our subsidiaries and affiliated physician groups, we or our manager subsidiaries are engaged in the corporate practice of medicine or that the contractual arrangements with the affiliated physician groups constitute unlawful fee splitting or another violation of corporate practice of medicine rules. Should such an event occur, we or our affiliated physician groups could be subject to administrative, civil or criminal remedies or penalties, our management services contracts could be found to be legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements with our affiliated physician groups.

Recently enacted and future federal legislation, regulatory changes or payment changes implemented by commercial payors could limit the prices we can charge for our services and/or the amount we are reimbursed for our services, which would reduce our revenue and adversely affect our operating results.

Our revenue is derived from a diverse mix of third-party payors, including private payors, managed care capitated payors and government payors. We derive a substantial portion of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies and/or health plans, including, but not limited to, those participating in the Medicare Advantage program. For services for which we bill Medicare directly or indirectly, including through contracted radiologists, we are paid under the Medicare Physician Fee Schedule. Medicare reimbursement rates are subject to annual updates, which can result in significant reimbursement cuts and changes to coverage criteria. Changes to Medicare reimbursement rates for outpatient services provided by our hospital partners can negatively impact the contractual fees that we can charge for our services. Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       46

our revenues from these programs by increasing the amount of charges for services. Any negative changes in governmental capitation or fee-for-service rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results.

Generally, commercial insurance companies reimburse us, directly or indirectly, including through the contracted radiology groups elsewhere, on the basis of agreed upon rates. These rates are negotiated and may differ materially with rates set forth in the Medicare Physician Fee Schedule for the particular service. The patients may be responsible for certain co-payments or deductibles.

Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use, and delivery of healthcare services, including diagnostic imaging and oncology services, as a result of budgetary constraints, cost containment pressures and other reasons. For example, reimbursement by government payors for a number of diagnostic imaging procedures, including many that we or our managed radiology practices perform, has been materially reduced over the last number of years. Certain private payors have followed suit and reduced reimbursement for certain diagnostic imaging procedures. Given the recent history, we expect that reimbursement for certain diagnostic imaging services that we or our managed radiology practices provide, may be reduced in the future, which would adversely impact our business. Additionally, CMS and other payors are seeking to shift from a primarily fee for service reimbursement paradigm to a more value based model. We cannot predict what such changes will ultimately look like or how they may ultimately impact our business or financial performance, which creates significant uncertainty for our business.

There may be gaps in our insurance coverage relating to events which transpired prior to our acquisition of our centers in Pennsylvania and Delaware.

When we acquired the assets of our centers in Pennsylvania and Delaware on April 21, 2016, we also agreed to indemnify the physician-owned radiology practices which serviced those centers pursuant to management services agreements with those entities. We have not insured against risks which pre-date its acquisition of those centers and, as a result, it could be liable, without the benefit of insurance proceeds, for damages suffered as a result of complaints or other proceedings against those physician-owned radiology practices relating to events which transpired prior to April 21, 2016. These complaints could include actions for medical malpractice or wrongful death.

We incur expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the U.S. and the rules of the Toronto Stock Exchange (the “TSX”) and The Nasdaq Stock Market (“Nasdaq”) substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a material impact on our financial position, liquidity, and results of operations.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material impact on our financial position, liquidity, and results of operations. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could have a material impact on our financial position, liquidity, and results of operations.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       47

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material impact on our financial position, liquidity and results of operations.

Volatility of current global economic or financial conditions

Current global economic or financial conditions have been subject to continued volatility. Trade wars, import tariffs, Brexit, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious diseases or viruses (including, most recently, COVID-19) and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. Although we take appropriate measures and safeguards to protect our staff from infection, these events can result in volatility and disruption to our operations which may be beyond our control, and which could adversely affect the availability of supplies and materials, labor, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates and other factors material to us.

Our level of indebtedness may increase and reduce our financial flexibility.

Under the agreements governing our indebtedness, we may incur additional indebtedness under the credit facilities, through the issuance of notes, term loans or otherwise in the future. We are exposed to changes in interest rates on our cash, bank indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       48

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

We may not be able to generate sufficient cash to service our debt obligations.

Our ability to make payments on and to refinance our indebtedness will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The agreements governing our debt obligations restrict our ability to dispose of assets, use the proceeds from any disposition of assets and to refinance our indebtedness. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

The COVID-19 pandemic has negatively impacted, and we expect will continue to negatively impact, our cash flow and liquidity profile. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Despite our current level of indebtedness, we may still be able to incur substantially more indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the agreements governing our debt obligations limit, but do not prohibit, us or our restricted subsidiaries (including our professional service affiliates) from incurring additional indebtedness, including secured indebtedness. We will also be permitted, subject to the covenants in the agreements governing our debt obligations to draw additional funds from Stonepeak Magnet in accordance with the agreement governing its commitment. In addition, the terms of the agreements governing our indebtedness permit us in certain circumstances to incur additional indebtedness, including secured indebtedness, which may also be guaranteed by the guarantors. If new indebtedness or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Upon a change of control of us, we may not have the funds necessary to finance the change of control offer required by the agreements governing our debt obligations.

Upon the occurrence of a change of control of us, holders of the 2025 Senior Notes and the 2028 Senior Notes will have the right to require us to purchase all or any part of the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient financial resources available to satisfy all of our obligations under the notes in the event of a change in control. Accordingly, we may be unable to satisfy our obligations to purchase the notes. Our failure to purchase the notes as required under the indenture would result in a default under the indentures and a cross-default under our Revolving Credit Facility, each of which could have material adverse consequences for us. In addition, the holders of the 2025 Senior Notes and the 2028 Senior Notes may also require us to purchase such notes upon a change of control and our Revolving Credit Facility provides that a change of control is

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       49

a default that permits lenders to accelerate the maturity of borrowings under it. Furthermore, if we are subject to a change of control, we may voluntarily repurchase or be required to repurchase the notes issued to Stonepeak at the prices specified in such notes up to a maximum of 125% if such change of control occurs prior to the first anniversary of the issuance of such notes, decreasing 5% per year for the next three subsequent years and decreasing to 105% between the sixth and seventh anniversaries of the issuance of such notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Revolving Credit Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Additional Information

Additional information relating to the Company, including the Annual Information Form, is available in the Company’s public filings at www.sedar.com and www.sec.gov. The Company’s common shares are listed for trading on the NASDAQ and the Toronto Stock Exchange under the symbol “AKU”.

AKUMIN INC   |   Management’s Discussion and Analysis   |    Q1 2021       50